

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

Kambiz Mahdi
Chief Executive Officer
Clean Energy Technologies, Inc.
2990 Redhill Ave
Costa Mesa, California 92626

      Re: Clean Energy Technologies, Inc.
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 2
           Filed February 11, 2021
           File No. 024-11085

Dear Mr. Mahdi:

      We have reviewed your amendment and do not have any comments.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Asia Timmons-Pierce at 202-551-3754 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing